UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 7 November, 2012

ASX & MEDIA RELEASE
6 NOVEMBER, 2012

MEI PHARMA REPORTS NEW DATA SHOWING HIGH RESPONSE RATES IN CLINICAL TRIALOF PRACINOSTAT AND AZACITIDINE IN MYELODYSPLASTIC SYNDROME

Novogen Limited’s subsidiary, MEI Pharma, Inc., (NASDAQ: MEIP) has made the following announcement:

San Diego – 6 November, 2012– MEI Pharma, Inc., an oncology company focused on the clinical development of novel therapies for cancer, announced today that preliminary data from a pilot Phase II clinical trial of the company’s investigational oral histone deacetylase (HDAC) inhibitor, Pracinostat, in combination with azacitidinein patients with advanced myelodysplastic syndrome (MDS) has been accepted for poster presentation at the American Society of Hematology Annual Meeting on 10 December, 2012.

An abstract of the presentation, entitled “Very high rates of clinical and cytogenetic response with the combination of the histone deacetylase inhibitor Pracinostat (SB939) and 5-azacitidine in high-risk myelodysplastic syndrome,” submitted by Dr Quintás-Cardama and Dr Garcia-Manero of the MD Anderson Cancer Center, is now available online at www.hematology.org.  The poster will be presented at 6:00 p.m. Eastern time from Hall B1-B2, Level 1, Building B of the Georgia World Congress Center in Atlanta.

“We are very encouraged not only by the response rates reported to date, but also by the rapid appearance of the responses with the combination of Pracinostat and azacitidine,” said Daniel P Gold PhD, President and Chief Executive Officer of MEI Pharma. “These data are particularly compelling given that most patients in the study had treatment-related MDS and expressed high-risk cytogenetic abnormalities, both of which carry a poor prognosis. With these data in hand, combined with the capital raise we announced yesterday, we expect to be in a position to rapidly advance to the next stage of development and initiate a randomised Phase II trial of Pracinostat in combination with azacitidine in patients with MDS by the second quarter of next year.”

About Pracinostat

Pracinostat is a selective inhibitor of a group of enzymes called histone deacetylases (HDAC). There are currently two HDAC inhibitors approved by the US Food and Drug Administration (FDA) for the treatment of cutaneous T-cell lymphoma, one of which is also approved for the treatment of peripheral T-cell lymphoma. Pracinostat has shown evidence of single-agent activity in multiple clinical trials, including advanced hematologic malignancies such as MDS, acute myeloid leukemia and myelofibrosis. Pracinostat has also demonstrated pre-clinical activity in hematologic disorders and solid tumours when used alone or in combination with a wide range of therapies in laboratory studies. Pracinostat has been generally well tolerated in clinical testing of more than 150 patients, with readily manageable side effects often associated with drugs of this class. The most common adverse event (all grades) is fatigue. Pracinostat has not been approved by the FDA for commercial distribution.

About MEI Pharma

MEI Pharma, Inc. is a San Diego-based oncology company focused on the clinical development of novel therapies for cancer. The company’s clinical development pipeline includes lead drug candidate Pracinostat, a potential best-in-class HDACinhibitor. Pracinostat has been tested in multiple Phase I and exploratory Phase II clinical trials, including advanced hematologic malignancies such as MDS, acute myeloid leukemia and myelofibrosis. The company expects to initiate a randomised Phase II trial of Pracinostat in combination with azacitidine in patients with MDS by the second quarter of 2013. In addition, MEI Pharma is developing two drug candidates derived from its isoflavone-based technology platform,ME-143 and ME-344. Results from a Phase I trial of intravenous ME-143 in heavily treated patients with solid refractory tumours were presented at the American Society of Clinical Oncology Annual Meeting in June, 2012. A Phase I clinical trial of intravenous ME-344 in patients with solid refractory tumours is ongoing. For more information, go to www.meipharma.com.

About Novogen Limited

Novogen Limited (ASX: NRT  NASDAQ:NVGN) is an Australian biotechnology company based in Sydney, Australia.  Novogen conducts research and development on oncology therapeutics through its subsidiary, MEI Pharma, Inc  More information on the Novogen group of companies can be found at www.novogen.com.